Exhibit 1

Media
Release

7 FEBRUARY 2018

APPOINTMENT OF PETER NASH TO THE WESTPAC BOARD

Westpac Banking Corporation has today announced the appointment of Peter Nash to the Westpac Board effective 7 March 2018.

Mr Nash was formerly a Senior Partner with KPMG until September 2017, having been admitted to the partnership of KPMG Australia in 1993. He served as National Chairman of KPMG Australia from 2011 until August 2017, where he was responsible for the overall governance and strategic positioning of KPMG in Australia. In this role, Mr Nash also served as a member of the Global Board of KPMG and was the Chair of KPMG’s Global Investment Committee. Mr Nash’s previous positions with KPMG have also included Regional Head of Audit for Asia Pacific, National Managing Partner for Audit in Australia, Head of KPMG Financial Services and in addition, he has acted as Lead Audit Partner for some of Australia’s largest corporates.

Westpac’s Chairman Lindsay Maxsted said “Peter brings significant financial, accounting, risk management and business strategy expertise which will further complement the Board’s capabilities. In addition, his experience in geographically diverse and complex operating environments and regulatory matters together with his focus on financial services, particularly banking, will be an asset to the Board.”

Mr Nash is currently the Non-executive Chairman of the Johns Lyng Group Limited, and is a board member of each of Reconciliation Australia, Koorie Heritage Trust, Migration Council Australia and Golf Victoria. He is also a member of the Advisory Board for the University of Melbourne Centre for Contemporary Chinese Studies. Mr Nash until recently was a member of the Business Council of Australia and a member of its Economic and Regulatory Committee.

Mr Nash holds a Bachelor of Commerce degree. He is a Fellow of the Institute of Chartered Accountants of Australia and is also a Fellow of the Financial Services Institute of Australasia.

Mr Nash will be an independent Non-executive Director and will become a member of the Board Risk & Compliance Committee and the Board Audit Committee upon his appointment.

ENDS

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